GLOBAL GREEN, INC.

2820 Remington Green Circle

Tallahassee, Florida 32308

January 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attn:  Ms. Dana Hertz

Washington, D.C.  20549

Re:       Global Green, Inc.

            Form 10-K for the fiscal year ended December 31, 2012

            Filed April 9, 2013 and amended on May 13, 2013

            File No. 333-174853

Dear Ms. Hertz:

Please be advised that, Global Green, Inc. (“the Company”);

-          is responsible for the adequacy and accuracy of the disclosure in the filing of its Annual Report on Form 10-K Amendment No. 2;

-          acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

-          that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this filing satisfies your comments.  If you have any further requirements, please let me know.

                                                                        Sincerely,

                                                                        /s/ Dr. Mehran P. Ghazvini DC

                                                                        Dr. Mehran P. Ghazvini, DC

                                                                        Chief Executive Officer